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                             April 2, 2021

       Kenneth A. Martinek
       Chief Executive Officer
       NorthEast Community Bancorp, Inc.
       325 Hamilton Avenue
       White Plains, NY 10601

                                                        Re: NorthEast Community
Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-253982

       Dear Mr. Martinek:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 8, 2021

       Summary , page 1

   1. Please provide an explanation of the criteria that RP Financial applied in determining the peer group for its
valuation of NorthEast. Include information regarding size, asset mix and why the business of
the peer group member was deemed to be similar to that of the company.
   2. We note your disclosure that your business consists primarily of construction loans.
                                                        Please balance the
Summary disclosure by including the information that more than 20%
                                                        of your portfolio is
comprised of multifamily, mixed-use and non-residential real estate loans and 11.0% of your
loan portfolio consists of commercial and industrial loans.
 Kenneth A. Martinek
FirstName   LastNameKenneth A. Inc.
                                Martinek
NorthEast Community   Bancorp,
Comapany
April       NameNorthEast Community Bancorp, Inc.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName




Risk Factors, page 17

3. Please expand the competition risk factor on page 20 to provide greater specificity concerning the markets in which you compete for the various aspects of your business
         (such as construction, multifamily, commercial and industrial), the basis on which you compete and the relative size and strength of your competitors.
Use of Proceeds, page 34

4. We note the disclosure that Northeast Community Bancorp, Inc. in the future may use those funds to finance possible acquisitions and Northeast Community Bank may use the net proceeds for possible future expansion by acquiring additional branch offices. Please clarify if either have any current plans, and if not, please state that there are no current plans regarding acquisitions. Refer to Item 504 of Regulation S-K, Instruction 6.
Our Business
Delinquencies, page 50

5. Please update to the most recent practicable date the number of loans and aggregate balance that are on deferral, or advise.
General

6. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kenneth A. Martinek
NorthEast Community Bancorp, Inc.
April 2, 2021
Page 3

        You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameKenneth A. Martinek                      Sincerely,
Comapany NameNorthEast Community Bancorp, Inc.
                                                           Division of
Corporation Finance
April 2, 2021 Page 3                                       Office of Finance
FirstName LastName